Resin Systems Pursues its Statement of Claim Against Motor City Community Credit Union

Calgary, Alberta, November 3, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite material products for infrastructure markets, announced today that due to the expiration of RS’s agreement with the interim receiver for Global Manufacturing Inc. (“IR”) and a failure to reach an agreement with the Motor City Community Credit Union (“MCCCU”), RS no longer has full access to its utility pole manufacturing plant in Tilbury, ON, and new utility pole production has ceased pending an Ontario Superior Court of Justice (“Court”) decision.

RS has shipped and continues to ship orders that had been produced prior to the expiration of the agreement RS had in place with the IR. RS has and will continue to have access to the manufacturing plant such that raw materials and other supplies on hand are properly maintained. In addition, RS has ensured that proper shut-down procedures were followed at the plant to ensure that resumption of manufacturing operations will not be unduly delayed.

Further to RS’s news release dated October 31, 2008, RS is scheduled to appear in Court today at 10 a.m. EST in support of RS’s statement of claim filed against MCCCU on October 30, 2008.

RS’s equipment at the manufacturing plant is not currently subject to any sales process and RS intends to aggressively defend its ownership of the equipment and pursue an injunction preventing MCCCU from proceeding with a sales process of the manufacturing equipment.

RS will provide an update following the Court’s decision.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two initial products, and continues to identify a growing list of additional innovative products.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Dimitrios (Jim) Leonidas, Chief Financial Officer

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email:  info@grouprsi.com